UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Building 1, Lane 618
Dingyuan Road, Songjiang District
Shanghai 201616, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Zuoan Fashion Limited

TABLE OF CONTENTS

Item

1	Press release

Item 1

 Zuoan Fashion Limited Announces
First Quarter 2013 Financial Results

~1Q13 Revenue Increased 5.8% YoY to RMB296.3 million ~
~ 1Q13 Net Income Increased 9.5% YoY to RMB73.8 million ~
~ Company Beats 1Q13 Gross Margin, Net Income and EPS Guidance ~

Shanghai, China, June 6, 2013 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced its financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Financial Highlights

•	Revenues in the first quarter of 2013 were RMB296.3 million ($47.7 million), an increase of 5.8% from RMB279.9 million in the same quarter of 2012.

•	Gross profit in the first quarter increased 3.3% year over year to RMB135.5 million ($21.8 million) from RMB131.1 million in the same quarter of 2012.

•	Gross margin was 45.7% compared to 46.8% in the prior year period and 45.4% in the four quarter of 2012.

•	Net income was RMB73.8 million ($11.9 million), an increase of 9.5% from RMB67.4 million in the same quarter of 2012.

•
Diluted earnings per ordinary share was RMB0.66 ($0.11) in the first quarter, equivalent to RMB2.65 ($0.43) per ADS, compared to diluted earnings per ordinary share of RMB0.61 ($0.10) or RMB2.42 ($0.39) per ADS in the first quarter of 2012.

James Hong, Founder, Chairman and Chief Executive Officer, commented, “We are pleased to start off 2013 with healthy top line and bottom line results in the first quarter. Our sales were primarily driven by  growth at the distributor level and through our direct stores as well as higher average selling prices achieved as we incorporated higher quality raw materials into our product offering.  Our operating and net income improvements demonstrate the success of our store model transition, which helped streamline our operational infrastructure, improve productivity and reduce operating expenses. During the first quarter, a total of 33 distributor and sub-distributor stores were opened, resulting in a total of 1,362 store locations.  We were also pleased to announce that order demand at our May 2013 sales fair was up a respectable 2-3% from the same period in the prior year.”

“As China’s consumer spending environment continues to stabilize and show signs of improvement, we are confident our revenue and profitability can continue to grow with the anticipated recovery as well as through our efforts to enhance our distribution network, maximize operational efficiencies and increase Zuoan’s brand awareness.” concluded Mr. Hong.

First Quarter 2013 Financial Performance

Revenue for the first quarter of 2013 was RMB296.3 million ($47.7 million), representing an increase of 5.8% from RMB279.9 million in the same quarter of 2012. The increase was primarily driven by distributor sales volume growth and increased average selling prices. During the quarter, distributor sales increased by 12.6% to RMB293.1 million from RMB260.4 million in the same quarter of 2012. First quarter 2013 self-operated direct store sales decreased to RMB 3.1 million from RMB19.6 million in the same quarter of 2012. A net total of 33 distributor and sub-distributor stores were opened in the first quarter of 2013, resulting in a total of 1,362 store locations as of March 31, 2013 compared to 1,329 store locations at the end of 2012.
Cost of sales increased by 8.0% to RMB160.8 million ($25.9 million) in the first quarter of 2013 from RMB148.8 million in the same quarter of 2012, primarily due to the sales increase in the first quarter.  As a percentage of revenues, cost of sales increased to 54.3% in the first quarter of 2013 from 53.2% in the same quarter of 2012.

Gross profit increased by 3.3% to RMB135.5 million ($21.8 million) from RMB131.1 million in the first quarter of 2012.  First quarter 2013 gross margin was 45.7% compared to 46.8% in the same quarter of 2012. The decrease in gross margin was primarily due to the transition of the Company’s direct-operated flagship stores to its distributors in the fourth quarter of 2012. Gross margin at the Company’s self-operated direct stores and distributor stores was 60.4% and 45.6%, respectively.

Selling and distribution expenses in the first quarter were RMB26.5 million ($4.3 million), or 8.9% of revenue, compared to RMB28.5 million, or 10.2% of revenue in the same quarter of 2012.  The percentage decrease was primarily due to the significant decrease in direct store expenses resulting from the transition of the Company’s direct-operated flagship stores to selected distributors as well as decreased advertising expenses.

Administrative expenses in the first quarter were RMB10.3 million ($1.7 million), or 3.5% of revenue, compared to RMB11.6 million, 4.1% of revenue in the same quarter of 2012. This percentage decrease was primarily a result of decreased rental expenses at the Company’s new Shanghai headquarters as the first quarter was a temporary rent-free period for the Company.

Effective tax rate in the first quarter was 25.2% compared to 25.6% in the same quarter of 2012.

Net income for the first quarter increased by 9.5% to RMB73.8 million ($11.9 million) from RMB67.4 million in the same quarter of 2012.  First quarter net margin was 24.9% compared to 24.1% in the first quarter of 2012.

Diluted earnings per ordinary share were RMB0.66 ($0.11) in the first quarter of 2013, equivalent to RMB2.65 ($0.43) per ADS, compared to diluted earnings per ordinary share RMB0.61 ($0.10) or RMB2.42 ($0.39) per ADS in the first quarter of 2012. The Company’s diluted number of shares outstanding were 111.3 million in the first quarter ended March 31, 2013.

As of March 31, 2013, the Company had cash, cash equivalents of RMB1,130.4 million ($182.0 million), compared to RMB918.5 million as of December 31, 2012.  Net cash provided by operating activities was RMB208.2 million ($33.5 million) in the three months ended March 31, 2013, compared to RMB257.1 million in the three months ended March 31, 2012.

Outlet Type:	1Q2012	1Q2013
Direct Stores	3	7
Distributor and Sub-distributor Stores	1,237	1,292
Self-Operated Flagship Stores	22	0
Distributor-Operated Flagship Stores	33	63
Total:	1,295	1,362

Financial Outlook

For the second quarter of 2013, the Company currently anticipates revenue in the range of RMB304-RMB324 million ($48.9-$52.2 million), gross margin of approximately 44-46%, net income of approximately RMB58.2– RMB62.8 million ($9.4 - $10.1 million) and basic and fully diluted EPS of approximately RMB0.52 ($0.08) - RMB0.56 ($0.09), equivalent to RMB2.09 ($0.34) - RMB2.26 ($0.36) per ADS.

Approximately 20-30 new retail stores are expected to be opened by distributors and sub-distributors in the second quarter of 2013.

Conference Call Information

Zuoan’s management will host an earnings conference call on June 6, 2013 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing # 1-719-325-2452. A webcast will also be available via www.viavid.net. A replay of the call will be available through June 13, 2013. Listeners may access the replay by dialing #1-858-384-5517, access code: 5730753.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.2108 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2013.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai.  Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 31 of China’s 32 provinces and municipalities. As of March 31, 2013, Zuoan had 1,362 stores located in China.

Safe Harbor

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward- looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and Zuoan Fashion Limited's future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
US: 1-646-308-1614

 ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,
	2012	2013	2013
	RMB	RMB	US$
		(in thousands)
Revenues	279,947	296,254	47,700
Cost of goods sold	(148,833)	(160,802)	(25,891)
Gross profit	131,114	135,452	21,809
Other income	862	1,888	304
Selling and distribution expenses	(28,478)	(26,463)	(4,261)
Administrative expenses	(11,571)	(10,309)	(1,660)
Finance costs	(1,380)	(1,941)	(313)
Profit before taxation	90,547	98,627	15,880
Income tax expense	(23,159)	(24,822)	(3,997)
Profit after taxation	67,388	73,805	11,883

Other comprehensive loss: Foreign exchange difference arising from translation of foreign currency financial statements	(710)	(858)	(138)
Total comprehensive income for the periods	66,678	72,947	11,745

Earnings per share (RMB):
Basic earnings per share	0.61	0.66	0.11
Diluted earnings per share	0.61	0.66	0.11

Weighted average basic no. of shares (‘000)	111,276	111,276
Weighted average diluted no. of shares (‘000)	111,276	111,276

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31,	As of March 31,
	2012	2013	2013
	RMB	RMB	US$
		(in thousands)
ASSETS

Non-current assets
Property, plant and equipment	4,658	3,896	627

Current assets
Inventories	24,340	42,249	6,803
Trade and other receivables	608,466	464,853	74,846
Prepayments	100	100	16
Fixed deposits – pledged	9,619	8,598	1,384
Cash and cash equivalents	918,451	1,130,433	182,011
	1,560,976	1,646,233	265,060
Total assets	1,565,634	1,650,129	265,687

EQUITY AND LIABILITIES

Share capital	185	185	30
Share premium	426,165	426,165	68,617
Reserves	48,922	48,521	7,812
Retained profits	834,091	907,896	146,180
Total equity	1,309,363	1,382,767	222,639

LIABILITIES

Current liabilities
Trade and other payables	103,841	111,146	17,896
Interest-bearing bank borrowings	128,250	131,000	21,092
Income tax payable	24,180	25,216	4,060
Total liabilities	256,271	267,362	43,048
Total equity and liabilities	1,565,634	1,650,129	265,687

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Three months ended March 31,
	2012	2013	2013
	RMB	RMB	US$
		(in thousands)
Cash flows from operating activities
Profit before taxation	90,547	98,627	15,880
Adjustments for :
Depreciation of property, plant and equipment	1,835	588	95
Equity-settled employees benefit expenses	461	457	74
Interest expenses on bank borrowings	1,380	1,941	313
Loss on disposal of property, plant and equipment	655	183	29
Interest income	(862)	(1,888)	(304)

Operating profit before working capital changes	94,016	99,908	16,086
Increase in inventories	(12,055)	(17,909)	(2,884)
Decrease in trade and other receivables	187,376	143,613	23,123
Decrease in prepayments	123	-	-
(Increase)/decrease in fixed deposits pledged	(7,131)	1,021	164
Increase in trade and other payables	20,107	7,305	1,176
Cash generated from operations	282,436	233,938	37,666
Interest paid	(1,380)	(1,941)	(313)
Income tax paid	(23,933)	(23,786)	(3,830)
Net cash generated from operating activities	257,123	208,211	33,524

Cash flows from investing activities
Acquisition of property, plant and equipment	(4,397)	(9)	(1)
Interest received	862	1,888	304
Net cash (used in)/generated from investing activities	(3,535)	1,879	303

Cash flows from financing activities
Bank loans obtained	5,300	16,150	2,600
Repayment of bank loans	(11,900)	(13,400)	(2,158)
Net cash (used in)/generated from financing activities	(6,600)	2,750	443

Net increase in cash and cash equivalents	246,988	212,840	34,269
Exchange difference	(710)	(858)	(138)
Cash and cash equivalents at beginning of the periods	690,457	918,451	147,880
Cash and cash equivalents at end of the periods	936,735	1,130,433	182,011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date:June 6, 2013	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer